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                            December 3, 2021

       Anthony Page
       Chief Financial Officer
       Jaguar Global Growth Corporation I
       3225 Franklin Avenue, Suite 309
       Miami, FL 33133

                                                        Re: Jaguar Global
Growth Corporation I
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed November 24,
2021
                                                            File No. 333-260483

       Dear Mr. Page:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

       Form S-1/A Filed November 24, 2021

       Financial Statements
       Note 8 - Subsequent Events, page F-15

   1. Please enhance your disclosure to disclose the actual date through which subsequent events have been
evaluated. Refer to ASC 855-10-50-1.
 Anthony Page
FirstName LastNameAnthony   PageI
Jaguar Global Growth Corporation
Comapany3,
December  NameJaguar
             2021      Global Growth Corporation I
December
Page 2    3, 2021 Page 2
FirstName LastName
       You may contact Jeff Gordon at (202)-551-3866 or John Cash at
(202)-551-3768 if you
have questions regarding comments on the financial statements and related matters. Please contact Bradley Ecker at (202)-551-4985 or Jay Ingram at (202)-551-3397 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of
Manufacturing
cc:      Joy Gallup